UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



           [X]        Annual Report Pursuant to Section l5(d) of the
                        Securities Exchange Act of 1934


           [ ]   Transition Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                  For the fiscal year ended June 30, 1999



                          Commission file number 1-12



              Full title of the Plan and the address of the Plan,
               if different from that of the issuer named below:



                  The Quaker 401(k) Plan for Salaried Employees


Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         The Quaker Oats Company
                         P.O. Box 049001
                         Chicago, Illinois 60604-9001






Item 1.   See Item 4.

Item 2.   See Item 4.

Item 3.   See Item 4.

Item 4.   Financial Statements and Exhibits

     (a)  Financial Statements

          The Quaker 401(k) Plan for Salaried Employees is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever, LLC, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

     (b)  Exhibit

          Consent of Independent Public Accountants - Washington, Pittman & McKeever, LLC.


                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                              The Quaker 401(k) Plan for Salaried Employees
                             (Name of Plan)

                              /s/ PAMELA S. HEWITT
                              (Pamela S. Hewitt)
                              Senior Vice President - Human Resources


                              /s/ DENNIS CORRY
                              (Dennis Corry)
                              Director - Employee Benefits


                              /s/ JAMES BROWN
                              (James Brown)
                              Manager - Benefit Plans
Date: December 22, 1999



<2>




Exhibit Index

Exhibit                                                     Paper (P) or
Number              Description                             Electronic (E)

  (a)               The Quaker 401(k) Plan                       E
                    for Salaried Employees
                    Financial Statements as of
                    June 30, 1999 and 1998

  (b)               Consent of Independent                       E
                    Public Accountants





<3>



                                                                    Exhibit (a)




                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                             FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND 1998

                  TOGETHER WITH INDEPENDENT AUDITOR'S REPORT










<4>



                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         AS OF JUNE 30, 1999 AND 1998




                               TABLE OF CONTENTS





                                                                   PAGE

     INDEPENDENT AUDITOR'S REPORT                                    6

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                 7

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS       8

     NOTES TO FINANCIAL STATEMENTS                                  9-21






Note: Supplemental schedules are either inapplicable for the twelve months ended June 30, 1999, or are not required because they are filed as part of The
Quaker Oats Company 401(k) Plans Master Trust (Quaker Master Trust), in which this Plan participates.




<5>




                         INDEPENDENT AUDITOR'S REPORT


     To the Plan Administrative Committee of
     THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES of The Quaker Oats Company

     We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker 401(k) Plan for Salaried Employees (Plan) as of June 30, 1999 and 1998, and the related Statement of Changes in Net Assets Available for Benefits with fund information for the year ended June 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1999 and 1998, and the changes in net assets available for benefits for the year ended June 30, 1999 in conformity with generally accepted accounting principles.


                                     /s/WASHINGTON, PITTMAN & McKEEVER, LLC
                                        WASHINGTON, PITTMAN & McKEEVER, LLC

     Chicago, Illinois
     December 21, 1999




<6>



                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                          AS OF JUNE 30, 1999 AND 1998

                             (dollars in thousands)


ASSETS                                      June 30, 1999          June 30, 1998

Investment in Quaker Master Trust             $ 857,778              $ 739,186


NET ASSETS AVAILABLE FOR BENEFITS             $ 857,778              $ 739,186



                See accompanying notes to financial statements.


<7>





                                         THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                FOR THE YEAR ENDED JUNE 30, 1999

                                                     (dollars in thousands)




                                                                           Fidelity
                                      Quaker                    Pimco     Retirement   Fidelity    Fidelity    Fidelity
                                      Common        ICAP        Total       Money     Low-Priced    Asset       Asset      Fidelity
                                      Stock      Diversified    Return      Market      Stock      Manager:    Manager:     Asset
                          Total        Fund         Fund        Fund        Fund         Fund    Growth Fund Income Fund   Manager
ADDITIONS

Investment income:
  Dividends              $ 19,560    $ 1,805      $     --     $  2,455     $ 1,997     $  107     $  255       $  81       $  332
  Interest                  1,131         11           155            5           3         --         --          --           --
Total investment income    20,691      1,816           155        2,460       2,000        107        255          81          332

Net appreciation
  (depreciation) in the
  fair value of assets    132,278     18,514        18,163       (1,501)         --        269        135         (10)         (52)

Employee contributions     12,825      2,450         6,385          735       1,159        271        257          48           62

Employer contributions     28,614         --            --           --          --         --         --          --           --

Net transfers from
  other plans               2,221         55           208          181         582        102        312          46           82

   Total additions        196,629     22,835        24,911        1,875       3,741        749        959         165          424

DEDUCTIONS

Distributions to
  participants             67,617      6,745        14,439        2,477       6,946        139        139         152          191

Interest expense
  on notes payable          8,615         --            --           --          --         --         --          --           --

Dividends to
  participants              1,805      1,805            --           --          --         --         --          --           --

   Total deductions        78,037      8,550        14,439        2,477       6,946        139        139         152          191


LOANS

Participant loans              --     (2,040)       (2,888)        (229)       (661)       (31)       (84)        (28)         (24)

Loans repaid                   --      1,328         1,973          249         252         48        111          10            9

   Net Loans                   --       (712)         (915)          20        (409)        17         27         (18)         (15)


INTERFUND TRANSFERS            --    (19,124)      (27,340)         291       6,103      2,413      4,059       1,561        2,279

Increase (decrease)
  in net assets           118,592     (5,551)      (17,783)        (291)      2,489      3,040      4,906       1,556        2,497

Net assets available
  for benefits,
  beginning of period     739,186     91,079       206,779       24,765      40,165          1          1          --           --

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD              $857,778    $85,528      $188,996      $24,474     $42,654     $3,041     $4,907      $1,556       $2,497





                          Fidelity     Fidelity's     Morgan      Neuberger                  Quaker       Quaker
                         Diversified   U.S. Equity    Stanley     & Berman    Fidelity       LESOP        LESOP
                        International    Index     Institutional  Partners    Brokerage      Common      Preferred       Loan
                            Fund          Pool         Fund        Trust        Link         Fund          Fund          Fund
ADDITIONS

Investment income:
  Dividends                $   38       $    --       $   22       $   82       $    6       $  7,002     $  5,378     $   --
  Interest                     --            --           --           --            4            180           65        708
Total investment income        38            --           22           82           10          7,182        5,443        708

Net appreciation
  (depreciation) in the
  fair value of assets        233         2,732          252          751          653         69,827       22,312         --

Employee contributions        144           813          208          279           14             --           --         --

Employer contributions         --            --           --           --           --         20,761        7,853         --

Net transfers from
  other plans                  42           374          177           60           --             --           --         --

  Total additions             457         3,919          659        1,172          677         97,770       35,608        708

DEDUCTIONS

Distributions to
  participants                177         1,086           37           78           74         26,819        7,726        392

Interest expense
  on notes payable             --            --           --           --           --          5,025        3,590         --

Dividends to
  participants                 --            --           --           --           --             --           --         --

   Total deductions           177         1,086           37           78           74         31,844       11,316        392


LOANS

Participant loans             (13)         (215)         (24)         (15)          --             --           --      6,252

Loans repaid                   21           131           33           51           --             --           --     (4,216)

   Net Loans                    8           (84)           9           36           --             --           --      2,036


INTERFUND TRANSFERS         2,237        17,799        1,834        3,185        6,186            973       (2,456)        --

Increase (decrease)
  in net assets             2,525        20,548        2,465        4,315        6,789         66,899       21,836      2,352

Net assets available
  for benefits,
  beginning of period          --             4            1            2           --        288,254       81,905      6,230

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD                $2,525       $20,552       $2,466       $4,317       $6,789       $355,153     $103,741     $8,582


See accompanying notes to financial statements.



<8>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                          AS OF JUNE 30, 1999 AND 1998


NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

The   following   brief   description  of  the  Plan   provides   only   general
information.    The   Plan   document   should   be   referred   to   for    the
complete Plan provisions.

General

The Plan covers salaried domestic employees of The Quaker Oats Company (Company or Quaker) and certain domestic subsidiaries. The Plan includes The Quaker LESOP Common Stock Fund and The Quaker LESOP Preferred Stock Fund (LESOP Funds) and 13 participant directed investment funds (non-LESOP Funds). Under the Plan, eligible salaried employees are awarded annual employer contributions to the LESOP funds and may contribute to non-LESOP Funds on a pretax basis for long-term retirement savings.

The   Plan   is   intended  to  qualify  as  a  cash  or  deferred   arrangement
under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Overall responsibility for administering the Plan rests with the Plan's Administrative Committee which is appointed by the Board of Directors of the Company. The Plan's trustee is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. The Plan's administrative committee appointed The Fidelity Management Trust Company (FMTC) as the trustee and Fidelity Institutional Retirement Services Company as the record keeper for the Plan, effective June 1, 1998. Prior to June 1, 1998, The
Northern Trust Company (Northern Trust) was the trustee and Hewitt Associates was the record keeper for the Plan.

Plan Expenses

The Company pays administrative record keeping expenses as well as expenses for operation and management of LESOP Funds. Participants' account balances are deducted for investment management fees and other direct expenses of the non-LESOP Funds in which the participant invests.

Eligibility

Under the current terms of the  Plan,  designated  salaried  employees  of   the
Company   are   eligible   to   participate  in  the   Plan   on   their   first
day of service.

Vesting

Participants    are    immediately    vested    in    both    their    voluntary
contributions   and   the  Company's  allocations  as   well   as   the   actual
earnings thereon.


<9>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND 1998


NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

LESOP Funds (Non-participant Directed)

FMTC must invest all LESOP Funds assets, including earnings thereon, primarily in Quaker stock, except as otherwise directed by the Plan committee. The assets of the LESOP Funds may not be commingled with the assets of the non-LESOP Funds. Participants over age 55 with 10 or more years of participation in the Plan may elect to diversify their investments by transferring certain amounts out of the LESOP Funds, into other Plan investment funds once a year.

Non-LESOP Funds (Participant Directed)

Effective   June   1,  1998,  participants  could  invest   in   one   or   more
of the following 13 investment funds:

   Fidelity Retirement Money Market Portfolio

   This fund invests in high quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. The fund seeks to maintain a stable net asset value of $1 per share, but there is no guarantee it will do so.

   PIMCO Total Return Fund - Administrative Class

   This    fund    invests   in   a   variety   of   bonds,    including    U.S.
   government, corporate, mortgage and foreign.  The  fund  seeks   to   provide
   high   total   return    that  exceeds general bond market indices.

   Fidelity's U.S. Equity Index Commingled Pool

   This fund primarily invests in the common stocks of the 500 companies that comprise the Standard and Poor's 500 Index (S&P
   500). The fund seeks to approximate the composition and total return of the S&P 500.

   ICAP Diversified Fund

   This    fund    primarily    invests   in   large   capitalization    stocks.
   The fund seeks to achieve a total return greater than the S&P 500 with an equal or lesser degree of risk than the S&P 500.


<10>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND 1998

NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

   Neuberger & Berman Partners Trust

   This fund invests in common stocks of established medium to large capitalization companies, using a value-oriented investment approach. The fund seeks to provide capital growth.

   Fidelity Low-Priced Stock Fund

   This fund primarily invests in stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth. This fund seeks long-term capital appreciation.

   Fidelity Diversified International Fund

   This fund primarily invests in stocks of larger companies located outside the United States. The fund manager seeks stocks that are undervalued compared to industry norms for their countries. This fund seeks long-term capital growth.

   Morgan Stanley Institutional Fund, Inc. - Global Equity  Portfolio Class B

   This   fund   invests   in   a   diversified   mix   of   stocks   throughout
   the world. The fund may have some exposure to emerging markets, which pose greater risks due to less developed political and economic situations and less liquid markets. This fund seeks long-term capital growth.

   Quaker Common Stock Fund

   This fund pools a participant's money with that of other participants to buy shares of Quaker common stock. The fund also holds an amount of short-term investments to allow participants to buy or sell every business day without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. The fund seeks to increase the investment value over the long term by investing in the common stock of the Company.

   The   Quaker   Common   Stock   Fund   is   an   employee   stock   ownership
   plan    and,   as   such,   participants   may   be   paid   quarterly   cash
   dividends from the Quaker Common Stock Fund and, when paid, the Company is eligible for a corresponding tax deduction.


<11>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND 1998

NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

   Fidelity Asset Manager: Income

   This    fund    invests    all   basic   types   of    U.S.    and    foreign
   investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 20% in stocks, 50% in bonds and 30% in the short-term/money market class. The fund seeks to provide high current income, with some potential for capital appreciation.

   Fidelity Asset Manager

   This    fund    invests    in    a    variety    of    U.S.    and    foreign
   investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 50% in stocks, 40% in bonds and 10% in the short-term/money market class. This fund seeks to provide high total return with reduced risk over the long term.

   Fidelity Asset Manager: Growth

   This    fund    invests    in    a    variety    of    U.S.    and    foreign
   investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 70% in stocks, 25% in bonds and 5% in the short-term/money market class. This fund seeks to provide maximum total return over the long term.

   Fidelity BrokerageLink

   BrokerageLink is a service that allows the participant to open a Fidelity brokerage account with the assets in the
   participant's       Plan      account.       Through      this       account,
   participants    have    access    to   a    wide    range    of    additional
   investments.

Employer Contributions

The Company has made cash contributions to the LESOP Funds to make payments of principal and/or interest on the notes payable. All cash dividends received and interest income of the LESOP Funds are available to make payments on maturing obligations on the LESOP loans. Refer to Notes 5 and 6 for further discussion of the notes payable issued by the LESOP Funds.


<12>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND 1998

NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

Employee Contributions

Participants in the Plan were allowed to defer receipt of, and have placed in the non-LESOP Funds, up to 15 percent of their base salary, subject to the Internal Revenue Service (IRS) dollar amounts allowed. Participants with a base salary of less than $70,000 were able to contribute up to 15 percent. Those participants with a base salary of $70,000 or more were limited to 7 percent. The Plan allowed employees the option to deposit excess funds from The Quaker Flex Plan to the Plan. Effective July 1, 1999, all participants in the Plan are allowed to contribute up to 10 percent of their base salary, subject to the IRS dollar amounts allowed. Also, the Plan will no longer allow participants the option to deposit excess funds from The Quaker Flex Plan to the Plan.

Contributions are not subject to federal income tax until distributed to the participants or their beneficiaries. The Plan allows participants to transfer their accounts among non-LESOP Funds in increments of one percent or in specific dollar amounts. Participants may also change the percentage of their future earnings contributed to the Plan. The Plan also allows a participant to contribute to the Plan a lump-sum distribution received from other qualified plans when the contribution qualifies as a tax-free rollover.

Distributions

Participants   may  elect  in  writing  to  receive  all   or   a   portion   of
their non-LESOP accounts if they are at least age 59 1/2 years or if they are totally and permanently disabled as determined by the Company with the advice of a medical doctor. The participant's account will then be valued as of the latest available valuation date before distribution. If only a portion of the account is distributed, the remaining balance will continue to be adjusted for contributions, net earnings, gains and losses as of each valuation date.

Participants may receive a distribution of a portion of their non-LESOP accounts in the event of a hardship. Hardship withdrawals occur when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-
secondary education of the participant or the participant's family or alleviating existing financial hardship.

If a participant's employment with the Company is terminated, the Plan may distribute the participant's account balance to the
participant    or   the   participant's   beneficiary.    A   participant    may
elect    to    defer    the   lump-sum   distribution   or    the    start    of
installment payments until age 70 1/2. A participant may elect in writing to receive the distribution in one of the following ways:
(a) in a lump sum; (b) in a partial distribution; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by the IRS regulations.


<13>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND 1998


NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

If the distribution is made through installment payments, the participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $5,000 or less, an automatic lump-sum distribution may be made as soon as practicable after the end of the Plan year in which termination occurs.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50 percent of their account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment from (to) the Participant Loan Fund. Loan terms range from one year to five years, or up to 15 years for the purchase of a primary residence. Loan amounts may not be deducted from the LESOP Funds; as such, in no event can a participant borrow more than their combined balance in all of the non-LESOP Funds. The loans are
secured    by   the   balance   in   the   participant's   account   and    bear
interest at a rate commensurate with local prevailing rates as determined by the Plan's administrator. Interest rates during the year ended June 30, 1999 (Fiscal 1999), ranged from 8.75 percent to 9.50 percent. Principal and interest are paid ratably according to a regular payment schedule, directly through payroll deductions for active employees.

Plan Termination

While   the   Company   has  not  expressed  intent  to  terminate   the   Plan,
the   Plan   may  be  terminated  at  any  time  by  action  of  the   Company's
Board   of   Directors.    In   the  event  of  the  Plan's   termination,   the
value of the accounts determined as of the effective date of such termination shall be held for the benefit of participants, former participants or their beneficiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The    accompanying   financial   statements   have   been   prepared   on   the
accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's
management    to    use   estimates   and   assumptions    that    affect    the
accompanying      financial     statements     and     disclosures.       Actual
results could differ from those estimates and assumptions.

Certain    previously    reported   amounts   have    been    reclassified    to
conform to the current presentation.


<14>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pending Accounting Change

In    September    1999,    Statement    of    Position    (SOP)    No.    99-3,
"Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," was issued. This SOP will require changes to the financial statement presentation and disclosures for the Plan and must be adopted for plan years ending after December 15, 1999.

Investment Valuation and Income Recognition

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices. The purchase and sale of investments, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions and investment management fees increase the cost or decrease the sale proceeds on the transactions. Interest income is recorded as earned and dividend income is recorded as of the record date.

NOTE 3 - FEDERAL INCOME TAXES

The Quaker Investment Plan (QIP) merged into The Quaker Employee Stock Ownership Plan (ESOP) which was renamed The Quaker 401(k) Plan for Salaried Employees at the close of business May 31,
1998. The QIP obtained its latest determination letter on October 9, 1997, in which the IRS stated that the QIP, as then designed, was in compliance with the applicable requirements of the Code. The ESOP obtained its latest determination letter on May 22, 1996.

The   Plan   has   not   received   a  determination   letter   from   the   IRS
since October 9 1997; however, the Plan administrator believes that the merged plan is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, qualifies as tax exempt as of June 30, 1999.

NOTE 4 - PARTICIPATION IN A MASTER TRUST

Effective June 1, 1998, the investments of the Plan and the investments of The Quaker 401(k) Plan for Hourly Employees were combined in the Quaker Master Trust in order to realize certain
administrative       efficiencies.      Investment      income,       investment
management fees and other direct expenses relating to the Quaker Master Trust are allocated to the individual plans based on the average daily balances of each plan. A separate account is maintained reflecting the equitable share of each plan's participation in each investment fund. As of June 30, 1999 and
1998, the Plan's interest in the Quaker Master Trust was approximately 86 percent and 87 percent, respectively. As of
December 31, 1998, the fiscal year end of the Quaker Master Trust, the Plan's interest was approximately 86 percent of the total $885,591,000.


<15>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                          AS OF JUNE 30, 1999 AND 1998

                             (dollars in thousands)

NOTE 4 - PARTICIPATION IN A MASTER TRUST (CONTINUED)

Investments Held in the Quaker Master Trust

The   Fair   Value  of  the  investments  held  by  the  Quaker   Master   Trust
as of June 30, are as follows:

                                                     1999           1998
  Quaker common stock                            $   591,206     $  544,460
  Common stock investments                           186,272        188,229
  Quaker preferred stock                             142,832        129,408
  Short-term investments                             144,013        103,059
  Participant loans receivable                        14,568          6,230
  Accrued income                                       2,966          1,880
  Employer contributions receivable                   25,500         13,680
  Miscellaneous receivables                            3,543            105
    Assets held in the Quaker Master Trust       $ 1,110,900     $  987,051

  Leveraged ESOP notes payable                   $  (105,550)    $ (135,300)
  Leveraged ESOP interest payable                     (3,868)        (4,961)
  Miscellaneous payable                               (2,983)          (213)
  Accrued expenses                                    (3,773)            --
    Liabilities in the Quaker Master Trust       $  (116,174)    $ (140,474)

    Net assets held in the Quaker Master Trust   $   994,726     $  846,577


A summary of the Quaker Master Trust income for the period from July 1, 1998 through June 30, 1999 was as follows:
                                                                  1999
  Interest                                                      $     641
  Interest - participant loans                                        982
  Dividends                                                        22,067
  Net realized and unrealized gain on investments:
    Quaker common stock                                           108,493
    Other common stock investments                                 19,063
    Quaker preferred stock                                         22,298
    Short-term investments                                          3,918
      Quaker Master Trust net investment income                 $ 177,462


<16>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND 1998

NOTE 5 - THE QUAKER LESOP COMMON STOCK FUND

Effective June 1, 1998, the common shares within The 1988 Quaker Employee Stock Ownership Trust and the common shares within The 1989 Quaker Employee Stock Ownership Trust were combined to form The Quaker LESOP Common Stock Fund. The 1988 and 1989 Trusts issued certain notes pursuant to one or more loan agreements, and used the proceeds of such notes to acquire, for the future allocation to Plan participants, shares of common stock of the Company.

Investments in Company Stock

The  Quaker LESOP Common Stock Fund investments, at June 30, were as follows:

                                     1999                                   1998
                          Allocated        Unallocated           Allocated       Unallocated
  Quaker common shares:
   Number of Shares         4,301,823         1,629,977           4,145,094         2,209,790
   Cost                 $ 101,029,872     $  40,761,727       $  96,061,552     $  55,262,449
   Market               $ 285,533,502     $ 108,189,723       $ 227,721,102     $ 121,400,338

During Fiscal 1999, 579,813 shares of the Company's common stock were allocated. 503,713 shares were allocated to participants' accounts based on participants' compensation pursuant to the terms of the Plan. The remaining 76,100 shares were allocated to participants' accounts to replace dividend earnings on allocated shares.

Notes Payable

In January 1989, The Quaker LESOP Common Stock Fund (then known as The Quaker Employee Stock Ownership Trust) issued $150,000,000 Senior ESOP Notes at an interest rate of 8.07 % with principal due in annual installments through July 15, 2001. Under the terms of the note agreement of The Quaker LESOP Common Stock
Fund, if there is a change in the federal tax rate or the inclusion rate (the percentage of income received by the lenders that is not excludable from gross income pursuant to Section 133 of the Code), the interest rate of the loan will be adjusted effective on the date the change in rates occurs. The new interest rate is determined by multiplying the old interest rate by an adjustment fraction. Effective January 1, 1993, under the new tax bill, the federal tax rate increased. Thus, the interest rate paid by The Quaker LESOP Common Stock Fund declined from 8.07% to 8.00%. Interest is payable semiannually on January 15th and July 15th. Payment of the notes payable and interest is unconditionally guaranteed by Quaker. Northern Trust purchased 5,626,304 shares of Quaker common stock with the proceeds of the notes at a cost of $149,624,972. These shares were placed in the fund's unallocated account pending future allocation to Plan participants.


<17>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                          AS OF JUNE 30, 1999 AND 1998


NOTE 5 - THE QUAKER LESOP COMMON STOCK FUND (CONTINUED)

In July 1995, 1,861,286 shares of Quaker common stock were transferred from a 1985 trust into The 1988 Quaker Employee Stock Ownership Trust.

The Company's cash contributions, plus cash received from dividends and interest, were used to make regularly scheduled note payments on July 15, 1998 of $23,698,915 (principal and interest in the amount of $20,400,000 and $3,298,915, respectively), and January 15, 1999 of $2,483,183 (interest only). The outstanding balance of the notes payable as of June 30, 1999, was $62,100,000 with maturing principal balances as follows:

                Fiscal 2000     $ 23,100,000
                Fiscal 2001       25,800,000
                Fiscal 2002       13,200,000
                                $ 62,100,000

Contributions

The Company is obligated to make contributions in cash to the fund which, when aggregated with the fund's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its notes payable.

As of June 30, 1999, employer contributions receivable were $21,479,498. The Company's cash contributions, plus cash received from dividends and interest, were used to make the regularly scheduled payment on July 15, 1999 of $25,583,183 (principal and interest in the amount of $23,100,000 and $2,483,183, respectively), on the notes payable. In association with this payment, 607,627 shares of the Company's common stock were released from the trust's unallocated account, and 591,493 shares were allocated to participants' accounts based on participants' compensation pursuant to the terms of the Plan. The remaining 16,134 shares were allocated by the Company to replace dividend earnings on the allocated shares.

NOTE 6 - THE QUAKER LESOP PREFERRED STOCK FUND

Effective June 1, 1998, the common shares within The 1989 Quaker Employee Stock Ownership Trust were transferred to The Quaker LESOP Common Stock Fund. The remaining preferred shares formed The Quaker LESOP Preferred Stock Fund. The 1989 Trust issued certain notes pursuant to one or more loan agreements, and used the proceeds of such notes to acquire, for the future allocation to Plan participants, shares of common stock of the Company.


<18>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                          AS OF JUNE 30, 1999 AND 1998


NOTE 6 - THE QUAKER LESOP PREFERRED STOCK FUND (CONTINUED)

Investments in Company Stock

The Quaker LESOP Preferred Stock Fund investments, at June 30, were as follows:

                                     1999                            1998
                            Allocated     Unallocated        Allocated     Unallocated
Quaker Common Shares:
     Number of Shares            5,738           --               5,396           --
     Cost                 $    371,059           --        $    300,841           --
     Market               $    380,860           --        $    296,443           --

Quaker Series B
 ESOP Convertible
 Preferred shares:
     Number of Shares          527,388         419,394          468,705         542,687
     Cost                 $ 38,196,166    $ 36,666,528     $ 33,241,250    $ 47,872,975
     Market               $ 79,561,754    $ 63,269,779     $ 59,970,805    $ 69,436,801

During Fiscal 1999, 123,293 of the Company's ESOP Preferred stock
shares  were  allocated to participants.   102,213  shares   were
allocated  to  participants' accounts   based   on  participants'
compensation pursuant to the terms  of the  Plan.  The  remaining
21,080 shares were allocated to participants' accounts to replace
dividend  earnings  on allocated  shares.   As  of June 30, 1999,
32,325 shares were released but unallocated as a  result  of  the
January  15,  1999 principal  payment on the notes payable.  (See
"Contributions" on page 20.)

Notes Payable

In  June 1989, The Quaker LESOP Preferred Stock Fund (then  known as  The  1989  Quaker  Employee  Stock  Ownership  Trust)  issued
$100,000,000 Senior ESOP Notes at an interest rate of  7.83%  due
July  15,  2001.   Under the terms of the note agreement  of  The
Quaker  LESOP Preferred Stock Fund, if there is a change  in  the federal tax rate or the inclusion rate (the percentage of  income received by the lenders that is not excludable from gross  income pursuant  to Section 133 of the Code), the interest rate  of  the loan  will be adjusted effective on the date the change in  rates
occurs.   The new interest rate is determined by multiplying  the
old  interest rate by an adjustment fraction.  Effective  January
1,  1993, under the new tax bill, the federal tax rate increased.
Thus,  the interest rate paid by The Quaker LESOP Preferred Stock
Fund  declined  from 7.83% to 7.76%.  Interest and  principal  is payable  semiannually on January 15th and July 15th.  Payment  of the notes payable and interest  is  unconditionally guaranteed by
Quaker.


<19>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND 1998


NOTE 6 - THE QUAKER LESOP PREFERRED STOCK FUND (CONTINUED)

Northern Trust purchased 1,282,051 shares of the Company's Series
B  ESOP Convertible Preferred Stock with the proceeds of the note at a cost of $99,999,978.  These shares were placed in the fund's
unallocated   account   pending   future   allocation   to   Plan
participants.  The conversion rate of convertible preferred stock to common stock is 1:2.1576.

The  Company's  cash  contributions,  plus  cash  received   from
dividends and  interest,  were  used  to make regularly scheduled note  payments  on  July 15, 1998  of  $6,619,360  (principal and
interest   in   the   amount  of   $4,400,000   and   $2,219,360,
respectively), and January  15, 1999 of $6,827,920 (principal and
interest   in   the  amount    of   $4,950,000   and  $1,877,920,
respectively). The outstanding balance of the notes payable as of
June 30,  1999,  was $43,450,000 with maturing principal balances as follows:

                Fiscal 2000     $ 10,600,000
                Fiscal 2001       19,250,000
                Fiscal 2002       13,600,000
                                $ 43,450,000

Contributions

The Company is obligated to make contributions in cash to the fund which, when aggregated with the fund's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its notes payable.

As of June  30, 1999,  employer  contributions  receivable   were
$4,020,463.  The Company's cash contributions, plus cash received from  dividends  and  interest, were used  to  make  a  regularly scheduled  payment on July 15, 1999 of $6,635,860 (principal  and
interest   in   the   amount   of  $4,950,000   and   $1,685,860,
respectively),  on the notes payable.  In association  with  this payment,  51,903  shares of the Company's  preferred  stock  were released from the unallocated account. These shares combined with
32,325 shares  released on  January 15,  1999, (a total of 84,228
shares) were  allocated to  participants'   accounts in July 1999
based  on participants' compensation pursuant to the Plan.


<20>


                            THE QUAKER OATS COMPANY

                 THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1999 AND 1998

NOTE 7 - YEAR 2000 (UNAUDITED)

To address the year 2000 issues, the Company has developed and is executing  a  detailed four-phase comprehensive  readiness  plan.
The  first and second phases included the assessment, replacement and  remediation of the Company's internal computer and  imbedded systems and have been completed.  The third phase, the assessment of  the year 2000 readiness plans of the Company's material third parties, will continue through 1999.  All of the Company's  major service  providers,  vendors, suppliers  and  customers  who  are believed to be critical to the business operations after  January
1,  2000,  have been contacted to determine their stage  of  year
2000  compliance, with approximately 80 percent  indicating  that they  are  fully  compliant.  All but a few of the  remaining  20 percent have plans in place to achieve compliance before the  end of  the year.  In particular to the Plan, the Company has been in close contact with the trustee and record keeper of the Plan  and has  been  informed that they are on schedule with their internal deadlines to achieve year 2000 compliance.  The fourth phase, the completion  of contingency plans in the event of year  2000  non-
compliance, was also completed and includes, among other  things, ongoing monitoring through the year-end date change.

The  Company's year 2000 readiness plan is an ongoing process and the  estimates of the completion dates for various components  of
the  program  as  described above are  subject  to  change.   The
Company  does  not expect year 2000 projects discussed  above  to have a significant effect on Plan operations.


<21>




                                                   Exhibit (b)





            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the use of our report dated December 21, 1999 (and all references to our Firm) included in or made a part of this Form 11-K. It should be noted that we have not audited any financial statements of The
Quaker 401(k) Plan for Salaried Employees subsequent to June  30,
1999 or performed any audit procedures subsequent to the date of our report.






                            /s/WASHINGTON, PITTMAN & McKEEVER,LLC
                               WASHINGTON, PITTMAN & McKEEVER,LLC



Chicago, Illinois
December 22, 1999



<22>












